SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “Mandatory Conversion of Series V and VI Preferred Stock”.	6

Exhibit 1

June 5, 2008

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Mandatory Conversion of Series V and VI Preferred Stock”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

June 5, 2008

SECURITIES & EXCHANGE COMMISSION

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “Mandatory Conversion of Series V and VI Preferred Stock”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 5, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “Mandatory Conversion of Series V and VI Preferred Stock”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 5, 2008

Exhibit 1

PRESS RELEASE

Mandatory Conversion of Series V and VI Preferred Stock

MANILA, Philippines, June 5, 2008 – On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001 (the “June 4, 2001 CPS V” and June 4, 2001 CPS VI”, respectively) will be mandatorily converted into shares of Common Stock of PLDT at a ratio of 1:1.

At the close of business on June 4, 2008, only 10,135 shares of June 4, 2001 CPS V and 336,779 shares of June 4, 2001 CPS VI remain outstanding and subject to the mandatory conversion. Said outstanding shares of June 4, 2001 CPS V and CPS VI will be mandatorily converted into 10,135 PLDT common shares and 336,779 PLDT common shares, respectively (the “Converted Common Shares”).

Holders of the Converted Common Shares have the right to require PLDT to repurchase such shares within thirty (30) calendar days commencing on the Mandatory Conversion Date or until July 4, 2008, at the price of P1,700 per share to be paid in Philippine Pesos with respect to the Converted Common Shares pertaining to the June 4, 2001 CPS V, or the equivalent amount in US Dollars at an exchange rate of Philippine Peso 47.05 to U.S. Dollar 1.00 with respect to the Converted Common Shares pertaining to the June 4, 2001 CPS VI (the “Put Option”), subject to submission of the appropriate documentary requirements to PLDT.

As of June 5, 2005, 6,505 shares of Series V CPS and 3,891 shares of Series VI CPS issued on August 22, 2002 and November 8, 2002, respectively, remain outstanding. Holders thereof may voluntarily convert such shares into PLDT common shares at any time. Any such shares which remain outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted into PLDT common shares on the immediately following date.

As of June 4, 2008, PLDT’s share price closed at P2,560.

Background

On June 4, 2001, PLDT issued 2,691,340 Series V, 5,084,029 Series VI, and 3,842,000 Series VII Convertible Preferred Stock (“CPS”) in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of the Pilipino

Page 5 of 6

Exhibit 1

Telephone Corporation (“Piltel”), pursuant to Piltel’s debt restructuring plan. Series V, VI, and VII CPS are entitled to receive an annual dividend of P 18.70 per share, US$ 0.397 per share, and JPY 40.7189 per share, respectively.

Each share of CPS is convertible any time at the option of the holder into one share of PLDT common stock. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI CPS and the eight anniversary of the issue date of the Series VII CPS, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for P 1,700 or US$ 36.132 or JPY 4,071.89 per share depending on the series.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups — wireless, fixed line, and information and communications technology — PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the best largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ms. Melissa Vergel de Dios Mr. Leo O. Posadas

Head-Investor Relations Center Head-Treasury Center

Tel. No. +63 2 816-8024 Tel. No. +63 2 816-8334

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 5, 2008